AKIBAH HEALTH CORPORATION



ANNUAL REPORT

1013 CENTRE ROAD
SUITE 403-B
WILMINGTON, DE 19805

www.akibah.com

This Annual Report is dated May 15, 2020.

BUSINESS

Company Overview

Founded at Cornell University, Akibah Health is a Sprint and Techstars-backed company that harnesses the power of mobile health technology and data science to give people with diabetes a more on-the-go and analytics-based solution in managing their condition. We believe our smartphone add-on allows for greater convenience, healthcare compliance, and cost-savings that are not available with current glucose monitoring tools.

Akibah Health's flagship product, GluCase, is a smartphone case diabetes management system: seamlessly integrating an FDA-cleared glucose monitoring kit into a smartphone case eliminates the need for a person to carry bulky supplies, and in a premium version combines real-time coaching from certified diabetes educators. Patients and care teams can track near real-time glucose levels and the impact of activity, diet, and medications via a smartphone.

The company has been featured in a variety of publications including VentureBeat, Fast Company, Business Insider, Digital Trends, and CNET Japan. To date, Akibah Health has produced and shipped its first-generation GluCase system in partnership with the #l selling case for smartphones and tablets, OtterBox; several hundred products were shipped to beta customers in 2018.

Competitors and Industry

There are multiple glucose meter systems in the market, including Contour Next, iHealth, and One Drop. However, according to our research, they all require the user to carry a meter, strips, and lancets separately. This is even true of some of the newer products that connect to a phone via extra connectors/cables further adding to the clutter and inconvenience of having to manage a chronic condition. These companies also fail to properly utilize the patient's data for improved outcomes via proactive coaching.

Currently, there are 422M people worldwide and 30M people in the U.S. who have diabetes. UnitedHealth Group predicts that over half of all American adults will become diabetic or pre-diabetic by 2020. We are initially targeting younger people with diabetes who are partially or non-compliant with regular monitoring.

Current Stage and Roadmap

To date, Akibah Health has produced and shipped its first-generation GluCase system in partnership with the #l selling case for smartphones and tablets, OtterBox. Akibah Health is initially targeting endocrinology and primary care practices where most newly diagnosed individuals receive their glucose meters and visit every three months to review their blood sugar.

Patients pay a monthly subscription to receive a GluCase, monthly test strip supply of 50-100 strips, and access to a mobile app and dashboard for analytics-based coaching from care providers. Interested customers not affiliated with participating doctors' offices can order their GluCase subscription online.
By year four, our goal is to capture 2.5% of the diabetes management market in the U.S., Mexico, and India. Beyond diabetes management, the same solution can be used to measure and track at-risk heart disease patients by measuring monthly cholesterol levels.

We fulfilled our pre-order sales in 2018 from our Indiegogo campaign in 2016 (revenue received in 2016). The partnership with OtterBox is still active, we just need to raise more funds to actually produce more units to sell. We also didn't offer the monthly replenishment of the customers' test strip supply for the same reason.

After raising the funds, Akibah Health plans to produce more units and offer customers monthly replenishment of test strips.

The Team

Officers and Directors
Name: Fathi Abdelsalam
Fathi Abdelsalam's current primary role is with the Issuer
Positions and offices currently held with the issuer:

Position: Chief Executive Officer and Director
Dates of Service: March 01, 2016 - Present

Responsibilities: Responsible for creating, planning, implementing, and integrating the strategic direction of the company. The compensation to date has been largely equity-based with a salary offered intermittently (for example, $39,000 in 2017).

Other business experience in the past three years:
Employer: Wayne State University
Title: Adjunct Professor
Dates of Service: November 04, 2019 - Present
Responsibilities: Teach entrepreneurship

Other business experience in the past three years:
Employer: TechTown Detroit
Title: Entrepreneur in Residence
Dates of Service: April 01, 2019 - Present
Responsibilities: Mentor tech entrepreneurs

Other business experience in the past three years:
Employer: Swisscontact worldwide
Title: Entrepreneur in Residence
Dates of Service: March 01, 2018 - April 01, 2018
Responsibilities: Advised local entrepreneurs, incubators, universities, and economic development officials in Southeast Europe.

Other business experience in the past three years:
Employer: Parallel18
Title: Entrepreneur in residence
Dates of Service: August 16, 2016 - February 01, 2017
Responsibilities: Worked with tech entrepreneurs and local agencies to help strengthen Puerto Rico's entrepreneurial ecosystem.

Previous Offerings

Between December 11, 2019 and April 29, 2020, the company sold 151,676 shares of common stock in exchange for $0.56 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

COVID-19 Statement of Impact

The company has not previously failed to comply with the requirements of Regulation Crowdfunding; however, this Annual Report has been filed sixteen (16) days late. Due to the COVID-19 pandemic, our team has been faced with many interruptions to our workflow that have impacted our ability to file on time. Our sincerest apologies.

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION**

AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

Circumstances which led to the performance of financial statements:

Akibah Health raised its seed round in view of enacting the initial product and business development plans, which focused on developing the team and beta GluCase system, securing commercialization partners, intellectual property, marketing, and fulfilling the initial pre-orders sales to beta customers in 2018.

In view of the change in accounts payable, since its inception, the company has retained legal counsel to assist with the preparation of documentation associated with equity offerings, ownership and protection of intellectual property. Due to the Company being a developing-stage entity the law firm in Palo Alto, CA, (Wilmer Hale) that provided legal counsel has agreed to withhold collection on the outstanding debt until the company becomes a profitable entity. During 2018, the company contracted with a third party to manufacture the plastic housing of the GluCase device. This contract resulted in an increase in accounts payable. The total amount due for 2018 and 2019 was $36,685, respectively.

Regarding the changes in operational costs from 2017 to 2018, the company saw an uptick in the supplies expense (from $0 to $11k) due to the purchase of embedded white-labeled glucose monitoring equipment (via partner, AgaMatrix) and OtterBox uniVERSE cases for the fulfillment of the 2018 GluCase beta shipment. In 2019, the focus was on marketing, legal, and fundraising expenses due to budget constraints.

The payroll expense for management was respectively lower in 2018 and 2019 due to budget constraints and reallocation. Additionally, the higher respective contract labor and advertising costs in 2019 were due in large part to the marketing and launch of the company's fundraising campaign.

Historical results and cash flows:

The historical results and cash flows of 2017 through 2019 are not representative of the projected future revenues as the company to date has been operating in a pre-revenue state with the exception of the pre-order sales of 2016. The plan-based on the current fundraising round-is to scale the product and service via the commercial launch of the first and second generations of the GluCase system.

As previously alluded to, previous years have been focused on enacting the initial product and business development plans, including developing the team and beta GluCase system, securing commercialization partners, intellectual property, marketing, and fulfilling the initial pre-orders sales to beta customers in 2018. In 2019, the focus was on the marketing and launch of the company's fundraising campaign, as well as paying for intellectual property legal work.

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $1,000 available.

Debt

• Creditor: Sprint Corporation Convertible Note
Amount Owed: $135,083.00
Interest Rate: 6.0%
Maturity Date: February 26, 2016
Although the note has matured, Sprint has orally agreed to convert only upon a qualified financing round of at least $250,000. The price for conversion will be a 80% discount rate or a 3 million valuation cap.

• Creditor: Wilmer Hale Law firm
Amount Owed: $14,000.00
Interest Rate: 0.0%
Maturity Date: December 31, 2020

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Fathi Abdelsalam
Position: Chief Executive Officer and Director
Dates of Service: March 01, 2016 - Present

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 20% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

The Company's Securities

The Company has authorized Common Stock, Sprint Corporation Convertible Note, SAFE (Jumpstart Foundry), SAFE (Seamless Accelerator), and SAFE (Angels). As part of the Regulation Crowdfunding raise in 2019/2020, the Company offered up to 1,910,714 of Common Stock.

Common Stock

The amount of security authorized is 15,638,298 with a total of 10,638,298 outstanding.

Voting Rights

One (1) vote per share.

Material Rights

The total amount of 10,638,298 shares of common stock outstanding includes reserved stock options in the amount of 4,907,437 shares.

The company also has unexercised warrants for 224,262 shares of common stock exercisable at $0.01 per share and warrants for 4,545 shares of common stock exercisable at $0.33 per share.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Fathi Abdelsalam	7,025,757 shares		66.04%

Sprint Corporation Convertible Note

The security will convert into Common stock and the terms of the Sprint Corporation Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: February 26, 2016
Interest Rate: 6.0%
Discount Rate: 80.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: Financing Event of at least $250k

Material Rights

The maturity date of the security was verbally extended indefinitely until we raise a qualified financing, but we have not received anything in writing from Sprint.

SAFE (Jumpstart Foundry)

The security will convert into Preferred stock and the terms of the SAFE (Jumpstart Foundry) are outlined below:

Amount outstanding: $150,000.00
Maturity Date: May 10, 2016
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: An equity financing of preferred stocks at a pre-money valuation of at least $ 1 million.

Material Rights

In the event of a liquidation, the SAFE holder can either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive a number of Common Stock equal the purchase amount divided by the Liquidity Price.

In the event of a dissolution, the company will pay the SAFE holder an amount equal to the purchase amount.

SAFE (Seamless Accelerator)

The security will convert into Preferred stock and the terms of the SAFE (Seamless Accelerator) are outlined below:

Amount outstanding: $20,000.00
Maturity Date: September 12, 2016
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: None
Conversion Trigger: An equity financing event where the company issues and sells preferred stock at a fixed pre-money valuation.

Material Rights

In the event of a liquidation, the SAFE holder can either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive a number of Common Stock equal the purchase amount divided by the Liquidity Price.

In the event of a dissolution, the company will pay the SAFE holder an amount equal to the purchase amount.

SAFE (Angels)

The security will convert into Safe preferred stock and the terms of the SAFE (Angels) are outlined below:

Amount outstanding: $83,500.00
Maturity Date: March 01, 2017
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $3,500,000.00
Conversion Trigger: An equity financing event where the company issues and sells preferred stock at a fixed pre-money valuation.

Material Rights

In the event of a liquidation, the SAFE holder can either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive a number of Common Stock equal the purchase amount divided by the Liquidity Price.

In the event of a dissolution, the company will pay the SAFE holder an amount equal to the purchase amount.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Techstars Dilution

Investors should know that the Company's Stock Purchase Agreement with Techstars includes an anti-dilution provision for the benefit of Techstars. Under the agreement, the company will issue additional shares of common stock (at no cost) to Techstars for Techstars to maintain its 6% ownership of the Company, calculated on a fully diluted basis. The Company's obligation to issue additional shares only ceases immediately prior to a bona fide equity financing round. A bona fide equity financing round is defined as an equity raise where investors that are not related to or affiliated with the Company's founders invest in the Company in an amount of no less than $250,000. To further clarify, if the Company issues additional common stock for less than $250,000 in this campaign, Techstars is entitled to the benefits of the anti-dilution protection.

General Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 15, 2020.

AKIBAH HEALTH CORPORATION

By   /Fathi Abdelsalam/
  _____

         Name: Fathi Abdelsalam

         Title: Chief Executive Officer

FINANCIAL STATEMENTS

Akibah Health, INC
December 31, 2018 and 2019

Akibah Health, INC

Balance Sheet

	As of December 31,	
Assets	**2018**	**2019**
Operating Cash	117	1,000
Patents Pending and Trademarks	21,414	23,324
Total Assets	$ 21,531	$ 24,324
Liabilities		
Accounts Payable	36,685	36,685
Notes Payable	100,000	100,000
Accrued Interest	29,083	35,083
Total Liabilities	165,768	171,768
Equity		
Shareholder Equity Common Stock (5,730,861 shares at $.0001 per share, 2018 and 2017 respectively) and SAFE's	274,073	274,073
Shareholder Equity Warrants (220,507 shares at $.01/ per share and 4,545 at $.33 per share, 2018 and 2017 respectively)	3,705	3,705
Contibuted Capital	3,484	7,556
Retained Earnings	(425,499)	(432,778)
Total Equity	(144,237)	(147,444)
Total Liabilities and Equity	$ 21,531	$ 24,324

Akibah Health, INC

Income Statement

	Year Ended December 31,			
	2018		**2019**	
REVENUES				
Sales		-		-
Total revenues	$	-	$	-
OPERATING EXPENSES				
Payroll- Management		1,794		0
Contract Labor		5,225		4,081
Advertising & Markeitng		466		546
Insurance and Employee Benefits		276		-
Meals and Entertainment		402		0
Office Expense				
Rent		6,211		0
Supplies		11,865		0
Travel		5 ,631		0
Depreciation Expense				
Bank Fees and Charges		229		0
Interest Expense				
Professional and Legal Expenses		11,414		1,910
Taxes and Licenses		5,378		742
Postage				
Printing				
Software Subscriptions				
Telephone		945		0
Website		326		0
Consulting				
Income Tax Expense				
Total Operating Expense		54,805		7,279
Net Loss From Operations		(54,805)		(7,279)
Earnings Per Share	$	(0.02)	$	(0.02)

Akibah Health, INC

STATEMENT OF STOCKHOLDERS EQUITY

	Common Stock	Equity Warrants	Owner Capital Contribution	Retained Earnings	Total Stockholders Equity
Issued Shares	$				
Owner Investment					
Net Income				(54,805)	(54,805)
Balance on 12/31/18	$ 274,073	3,705	3,484	$ (425,499)	(144,237)
Issued Shares	$ 37,481				37,481
Owner Investment					
Net Income				(7,279)	(7,279)
Balance on 12/31/19	$ 274,073	3,705	7,556	$ (432,778)	(147,444)

Akibah Health, INC

STATEMENTS OF CONSOLIDATED CASH FLOWS

	Year Ended December 31,			
	2018		**2019**	
Cash Flows from Operating Activities				
Net Loss	$	(54,805)	$	(7,279)
Accounts Payable		23,000		0
Accruals		13,420		6,000
Net Cash Flows from Operations		(18,385)		(1,279)
Cash Flows from Investing Activities				
Change in Patents Pending		(4,318)		(1,910)
Net Cash Flows from Investing Activities		(4,318)		(1,910)
Cash Flows from Financing Activities				
Change in SAFE's				
Change in Equity Warrants				
Change in Related Party Loans				
Change in Owner Contributions		(785)		4,072
Net Cash Flows from Financing Activities		(785)		4,072
Cash at Beginning of the Period		23,605		117
Net Increase/(Decrease) in Cash		(23,488)		883
Cash at the End of Period	$	117	$	1,000

_____

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Akibah Health, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware. The Company is developing a novel system for monitoring and managing diabetes using a smartphone case. Akibah Health harnesses the power of mobile health technology and data science to give people the knowledge and recommended actions to live longer and healthier lives. The flagship product, GluCase, is a smartphone case diabetes management system that eliminates the need for a person to carry bulky supplies while also offering real-time, data-driven coaching.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S generally accepted accounting principles (GAAP). The Company is a development stage entity and follows the accounting and reporting guidance in the Financial Accounting Standards Board's Accounting Standards Codification Topic 915, Development Stage Entities.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. We believe that the accounting estimates employed are appropriate and resulting balances are reasonable; however, due to inherent uncertainties in making estimates, actual results could differ from the original estimates, requiring adjustments to these balances in future periods.

Cash and Cash Equivalents

Cash represents cash deposits held at financial institutions. Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable FDIC or SIPC limitations.

Going Concern

The continuation of the Company as a Going Concern is dependent upon the Company's ability to raise capital during the following 12 months.

Advertising Cost

The company follows the matching principle and adverting cost are expensed in the period incurred. For 2018 and 2019 advertising expense was $466 and $546, respectively.

NOTE 3 – PATENTS

The Company maintains two pending patents on its' flagship product, GluCase, and two registered trademarks. The Company uses the Economic Analysis Method, Cost Approach to value the intellectual property. In 2018 and 2019, the value was $21,414 and $23,324, respectively.

NOTE 4 – INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2018 and 2019 which resulted in a loss carryforward in the amount of $54,805 and $7,279, respectively, and total prior loss carryforward of $432,778. The net operating loss carryforward expires in the 2038 and 2039 tax year, respectively. The Company's 2018 and 2019 federal tax filings will be subject to review by the IRS until 2024 and 2025, respectively. The Company is subject to Franchise Tax requirements in both the State of Delaware and the State of California. The corporate tax rate for 2018 and 2019 is 15%, in both years the Company recorded loss and did not incur a tax liability.

NOTE 5 – ACCOUNTS PAYABLE

Since its inception the Company has retained Legal Counsel to assist with the preparation of documentation associated with Equity offerings, Ownership and protection of intellectual property. Due to the Company being a developing stage entity the Law Firm that provided legal counsel has agreed to withhold collection on the outstanding debt until the Company becomes a profitable entity. During the year the Company contracted with a third party to manufacture the plastic housing of the device. This contract resulted in an increase in accounts payable. The total amount due for 2018 and 2019 is $36,685, respectively.

Additionally, there is a conditional $27,500 payment to a former co-founder as a severance payment due upon the completion of a qualified financing event of at least $250,000. The Company does not recognize the account payable due to the uncertainty of indebtedness within 12 months.

NOTE- 6 DEBT

Note Payable

In February of 2014 the Company entered into a Convertible Promissory Note Purchase Agreement with Sprint eWireless, Inc. The Note Payable is $100,000 with 6% interest per annum further, the note has an option to convert to shares of equity in accordance with the agreed upon terms of the agreement. As of the date of this report Sprint eWireless has agreed not to call or convert the loan but rather to extend the repayment period until the Company becomes profitable. See Notes 7 – Convertible Securities.

Long Term Debt

The Company has long term debt in the form of a Convertible Note. Please see Note 8- Convertible Notes regarding the terms of the convertible note.

5-year Borrowings

As of 12-31 of Year:	2019	2018	2017	2016	2015
Sprint Convertible Note	135,083	$129,083	$123,083	$117,083	$111,083

NOTE 7 – Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts payable, and debt. ASC Topic 820, *"Fair Value Measurements and Disclosures,"* requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy under which these assets and liabilities must be grouped, based on significant levels of observable or unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumption. This hierarchy requires the use of observable market data when available. These two types of inputs have created the following fair value hierarchy:

Level 1—Quoted unadjusted prices for identical instruments in active markets;

Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and

Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

We utilize fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The following methods and assumptions were used in order to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Long Term Debt

The fair value of long-term debt (excluding the secured borrowing) is based on the estimates of management and on rates currently quoted, rates currently prevailing for comparable loans, and instruments of comparable maturities (Level 2). Refer to Note 6, Debt.

NOTE 8 – EQUITY

Common Stock

The Company is authorized to issue 15,638,298 shares with a total of 10,638,298 outstanding shares of Common Stock.

As of December 31, 2019, 5,808,329 shares of Common Stock were issued. Of this amount, approximately 5,092,563 shares are held by the Company's original two co-founders, one of whom is still active in the daily management of the Company and holds the majority at 3,000,000 shares. The accelerator Techstars (PBTS Holdings LLC) holds the remaining 638,298 shares.

The Company's Board of Directors has reserved 4,907,437 shares of Common Stock for issuance pursuant to the exercise of options to purchase common stock. As of December 31, 2019, options to purchase 4,907,437 shares of Common Stock, with exercise prices equal to $0.0001 per share, are outstanding. As of December 31, 2019 the Company has $4,907,437 options available on outstanding shares, of those shares $0 were issued upon conversion during the 2018 and 2019 calendar year.

SAFEs

Additional paid-in capital in the form of multiple SAFEs (Simple agreement for future equity) totaled approximately $253,500 as of December 31, 2019, but $50,000 of said figure was via in-kind services; the cash total of SAFEs is $203,500. The balance at December 31, 2019 is comprised of $150,000 in funding ($100,000 in cash and $50,000 in in-kind services) provided by Jumpstart 2016, LLC representing seven and one half percent (7.5%) of the fully diluted equity capitalization of the Company after the completion of the next equity financing; $20,000 provided by Seamless Accelerator Venture Capital Fund, LLC at an 80% discount rate, and $83,500 provided by fourteen angel investors also at an 80% discount rate applied upon the completion of the next equity financing.

Warrants

Seamless Accelerator Venture Capital Fund, LLC, is entitled, in the form of a warrant, to subscribe for and purchase from the Company 220,507 shares of the Company's common stock at an exercise price of $0.01 per Common Share. Crowdfunder Financial Services Inc. is entitled, in the form of a warrant, to subscribe for and purchase from the Company 4,545 shares of the Company's common stock at an exercise price of $0.33 per Common Share.

Convertible Securities

The Company has contingently convertible securities in the form of a Note Payable, outstanding principal $100,000 and accrued interest for 2018 and 2019, $29,083 and $35,083 respectively. The Note has a term of 108 months and an interest rate of 6%. The value of the convertible security is based on the outstanding principal and interest of the note at the time of conversion. The note converts in the event of a sale of equity securities of $250,000 or more. The outstanding balance of principal and interest converts in whole without any further action from the holder. The conversion price would be equal to the lesser of 80% of the per share price paid by investors or $0.52 per share as calculated based on the terms of the agreement.

NOTE 11 – CONCENTRATIONS OF RISK

Financial Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

Funding Risk

The Company is a development stage entity and requires additional funding to continue operations.

Market Risk

The Company is a new entrant into the market and there is risk that the product or company is not successful in the marketplace.

NOTE 12 – PENDING LITIGATION

We are not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with Financial Accounting Standards Board *Accounting Standards Codification* 450.

NOTE 13 – SUBSEQUENT EVENTS

The Company noted no subsequent events that will impact the Company as a Going Concern.

CERTIFICATION

I, Fathi Abdelsalam, Principal Executive Officer of Akibah Health Corporation, hereby certify that the financial statements of Akibah Health Corporation included in this Report are true and complete in all material respects.

_____

Principal Executive Officer